                                    Filed by SunTrust Banks, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                    Subject Company: Wachovia Corporation
                                    Commission File No. 1-9021

                                    Date: July 12, 2001


This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust Banks, Inc. and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The following are forms of letters that may be used by SunTrust Banks, Inc. from time to time in its solicitation of shareholders of Wachovia Corporation.

Dear [              ]:

Thank you for your interest in our merger proposal with Wachovia. Your comments are important to us.

We believe the SunTrust proposal offers the following advantages to the Wachovia shareholder:

o A simpler and better dividend, with growth every year since the company was founded.

o A stronger currency, with better long-term shareholder returns and a better record of earnings growth.

o Less integration risk, with approximately half the number of branch closings and 3,000 fewer staff reductions than expected under First Union's proposed merger.

As the deadline nears, you can stay informed on the latest developments by visiting our website, www.suntrustwachoviaproposal.com, or calling Innisfree M&A at 1-877-750-9501 (8 a.m. to 6 p.m. Eastern, Monday through Friday).

Thank you for your interest in SunTrust.

Sincerely,

L. Phillip Humann
Chairman, President and
Chief Executive Officer

P.S. Don't forget to sign, date and return your BLUE proxy card immediately to vote "AGAINST" the First Union merger.


On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Dear [              ]:


Thank you for your kind words of support for our proposed merger with Wachovia. We are grateful for your decision to vote against the First Union deal.

Since the SunTrust proposal was made public it has received considerable support from industry analysts, community leaders -- and many Wachovia shareholders like you. This bolsters our conviction that pursuing this merger is the right thing to do.

As the deadline nears, you can stay informed on the latest developments by visiting our website, www.suntrustwachoviaproposal.com, or calling Innisfree M&A at 1-877-750-9501 (8 a.m. to 6 p.m. Eastern, Monday through Friday).

Should we ultimately complete a merger with Wachovia, I look forward to welcoming you as a SunTrust shareholder.

Sincerely,

L. Phillip Humann
Chairman, President and
Chief Executive Officer

P.S. Don't forget to sign, date and return your BLUE proxy card immediately to vote "AGAINST" the First Union merger.



On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Dear [              ]:


Thank you for your recent letter advising me of your decision to vote for the proposed First Union-Wachovia merger. While I wish you had reached a different conclusion, I certainly respect your view.

We continue to believe that the SunTrust proposal is superior to First Union's and more closely aligned with the interests of Wachovia's shareholders, customers, employees and communities. In our view, this would mean:

o A simpler and better dividend, with growth every year since the company was founded.

o A stronger currency, with better long-term shareholder returns and a better record of earnings growth.

o Less integration risk, with approximately half the number of branch closings and 3,000 fewer staff reductions than expected under First Union's proposed merger.

This is all spelled out in our proxy materials which, if you have not already done so, you may wish to review. Also, updated information on our merger proposal is available by visiting our website, www.suntrustwachoviaproposal.com, or calling Innisfree M&A at 1-877-750-9501 (8 a.m. to 6 p.m. Eastern, Monday through Friday).

I recognize, of course, that you may remain unconvinced of the merits of our proposal and vote accordingly. Should SunTrust prevail in this contest and ultimately complete a merger with Wachovia, it would be my pleasure to welcome you as a SunTrust shareholder. I hope you will then give us a chance to demonstrate the benefits of a SunTrust-Wachovia combination.

Sincerely,




On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Dear [              ]:


Thank you for your recent letter advising me of your decision to vote for the proposed First Union-Wachovia merger. While I wish you had reached a different conclusion, I certainly respect your view.

We continue to believe that the SunTrust proposal is superior to First Union's and more closely aligned with the interests of Wachovia's shareholders, customers, employees and communities. In our view, this would mean:

o A simpler and better dividend, with growth every year since the company was founded.

o A stronger currency, with better long-term shareholder returns and a better record of earnings growth.

o Less integration risk, with approximately half the number of branch closings and 3,000 fewer staff reductions than expected under First Union's proposed merger.

This is all spelled out in our proxy materials which, if you have not already done so, you may wish to review. Also, updated information on our merger proposal is available by visiting our website, www.suntrustwachoviaproposal.com, or calling Innisfree M&A at 1-877-750-9501 (8 a.m. to 6 p.m. Eastern, Monday through Friday).

I recognize, of course, that you may remain unconvinced of the merits of our proposal and vote accordingly. Should SunTrust prevail in this contest and ultimately complete a merger with Wachovia, it would be my pleasure to welcome you as a SunTrust shareholder. I hope you will then give us a chance to demonstrate the benefits of a SunTrust-Wachovia combination.

Sincerely,

L. Phillip Humann
Chairman, President and
Chief Executive Officer


On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Dear [              ]:


Thank you for your participation in our recent Wachovia shareholder event in [LOCATION]. We appreciate your interest in our merger proposal.

As I hope you learned during our time together, we believe the strategic, financial and business advantages of a SunTrust-Wachovia combination are compelling. These include:

o A simpler and better dividend, with growth every year since the company was founded.

o A stronger currency, with better long-term shareholder returns and a better record of earnings growth.

o Less integration risk, with approximately half the number of branch closings and 3,000 fewer staff reductions than expected under First Union's proposed merger.

As the deadline nears, you can stay informed on the latest developments by contacting me directly, visiting our website, www.suntrustwachoviaproposal.com, or calling Innisfree M&A at 1-877-750-9501 (8 a.m. to 6 p.m. Eastern, Monday through Friday).

Thank you allowing SunTrust to present its side of the story.

Sincerely,


P.S. Don't forget to sign, date and return your BLUE proxy card immediately to vote "AGAINST" the First Union merger.



On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Dear [              ]:


Thank you for your participation in our recent Wachovia shareholder event in [LOCATION]. We appreciate your interest in our merger proposal.

As I hope you learned during our time together, we believe the strategic, financial and business advantages of a SunTrust-Wachovia combination are compelling. These include:

o A simpler and better dividend, with growth every year since the company was founded.

o A stronger currency, with better long-term shareholder returns and a better record of earnings growth.

o Less integration risk, with approximately half the number of branch closings and 3,000 fewer staff reductions than expected under First Union's proposed merger.

As the deadline nears, you can stay informed on the latest developments by visiting our website, www.suntrustwachoviaproposal.com, or calling Innisfree M&A at 1-877-750-9501 (8 a.m. to 6 p.m. Eastern, Monday through Friday).

Thank you allowing SunTrust to present its side of the story.

Sincerely,


L. Phillip Humann
Chairman, President and
Chief Executive Officer

P.S. Don't forget to sign, date and return your BLUE proxy card immediately to vote "AGAINST" the First Union merger.


On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Dear [              ]:

Thank you for your interest in our merger proposal with Wachovia. Your comments are important to us.

Since the SunTrust proposal was made public it has received considerable support from industry analysts, community leaders, Wachovia shareholders, and concerned citizens like you. This bolsters our conviction that pursuing this merger is the right thing to do.

We believe the strategic, financial and business advantages of a SunTrust-Wachovia combination are compelling. With our similar corporate strategies, complimentary markets and shared values, a merger of SunTrust and Wachovia is good business. But most important, it would also be good news for the communities we proudly serve.

As the deadline nears, you can stay informed on the latest developments by contacting me directly, visiting our website, www.suntrustwachoviaproposal.com, or calling Innisfree M&A at 1-877-750-9501 (8 a.m. to 6 p.m. Eastern, Monday through Friday).

Thank you for your interest in SunTrust.

Sincerely,





On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Dear [              ]:

Thank you for your interest in our merger proposal with Wachovia. Your comments are important to us.

Since the SunTrust proposal was made public it has received considerable support from industry analysts, community leaders, Wachovia shareholders, and concerned citizens like you. This bolsters our conviction that pursuing this merger is the right thing to do.

We believe the strategic, financial and business advantages of a SunTrust-Wachovia combination are compelling. With our similar corporate strategies, complimentary markets and shared values, a merger of SunTrust and Wachovia is good business. But most important, it would also be good news for the communities we proudly serve.

As the deadline nears, you can stay informed on the latest developments by visiting our website, www.suntrustwachoviaproposal.com, or calling Innisfree M&A at 1-877-750-9501 (8 a.m. to 6 p.m. Eastern, Monday through Friday).

Thank you for your interest in SunTrust.

Sincerely,

L. Phillip Humann
Chairman, President and
Chief Executive Officer



On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Dear [              ]:

Thank you for your interest in our merger proposal with Wachovia. Your comments are important to us.

We believe the SunTrust proposal offers the following advantages to the Wachovia shareholder:

o A simpler and better dividend, with growth every year since the company was founded.

o A stronger currency, with better long-term shareholder returns and a better record of earnings growth.

o Less integration risk, with approximately half the number of branch closings and 3,000 fewer staff reductions than expected under First Union's proposed merger.

As the deadline nears, you can stay informed on the latest developments by contacting me directly, visiting our website, www.suntrustwachoviaproposal.com, or calling Innisfree M&A at 1-877-750-9501 (8 a.m. to 6 p.m. Eastern, Monday through Friday).

Thank you for your interest in SunTrust.

Sincerely,



P.S. Don't forget to sign, date and return your BLUE proxy card immediately to vote "AGAINST" the First Union merger.


On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Dear [              ]:

Thank you for your kind words of support for our proposed merger with Wachovia. We are grateful for your decision to vote against the First Union deal.

Since the SunTrust proposal was made public it has received considerable support from industry analysts, community leaders -- and many Wachovia shareholders like you. This bolsters our conviction that pursuing this merger is the right thing to do.

As the deadline nears, you can stay informed on the latest developments by contacting me directly, visiting our website, www.suntrustwachoviaproposal.com, or calling Innisfree M&A at 1-877-750-9501 (8 a.m. to 6 p.m. Eastern, Monday through Friday).

Should we ultimately complete a merger with Wachovia, I look forward to welcoming you as a SunTrust shareholder.

Sincerely,



P.S. Don't forget to sign, date and return your BLUE proxy card immediately to vote "AGAINST" the First Union merger.


On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).